UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

_____________________________

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby notifies the following:

RELEVANT EVENT

Further to the relevant information disclosed by BBVA to the markets on December 23, 2014, and once all the contractual conditions have been met, BBVA announces that it has completed the sale to China CITIC Bank Corporation Limited (CNCB), of its stake of 29.68% in CITIC International Financial Holdings Limited (CIFH), a non-listed subsidiary of CNCB domiciled in Hong Kong.

The total cash amount received by BBVA in connection with the sale of the above-mentioned stake amounts to 8,162 million HK$, equivalent to approximately 9471 million Euros.

The estimated impact of this transaction in the profit attributable to the parent company of the BBVA Group will be approximately 7 million Euros. The sale is expected to generate a positive impact on the Common Equity Tier 1 fully loaded ratio of the BBVA Group of approximately 10 basis points2.

Madrid, August 27, 2015

[1]	This amount has been calculated using the Exchange rate: EUR/HK$= 8.62.
[2]	The estimated impact in the consolidated financial statements and in the Common Equity Tier 1 fully loaded ratio is calculated using June 2015 month end information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 27th, 2015	By:	/s/ Francisco Javier Rodríguez Soler
	Name:	Francisco Javier Rodríguez Soler
	Title:	Managing Director M&A